UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April, 2014

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The interim financial statements, Management’s Discussion and Analysis, and updated earnings coverage calculations included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827) and Form F-10 (File No. 333-190229) and the Registration Statement of Canadian Pacific Railway Company on Form F-10 (File No. 333-189815).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: April 22, 2014		Signed: /s/ Celeste Evancio
	By:	Name: Celeste Evancio
Title: Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: April 22, 2014		Signed: /s/ Celeste Evancio
	By:	Name: Celeste Evancio
Title: Assistant Corporate Secretary

Immediate Release: April 22, 2014

Canadian Pacific reports Q1-2014 net income of C$254M or C$1.44 per diluted share

Delivers best first quarter financial results in company’s history

Calgary, AB—Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) today announced record Q1 2014 financial results.

Reported net income in the first quarter was $254 million, or $1.44 per diluted share, versus $217 million, or $1.24 per share, in the first quarter of 2013. This represents a 16 per cent year-over year improvement in earnings per share.

FIRST-QUARTER 2014 RESULTS COMPARED WITH FIRST-QUARTER 2013:

•	Total revenues were $1,509 million, an increase of 1 per cent

•	Operating expenses were $1,086 million, a decrease of 4 per cent

•	Operating income was $423 million, an increase of 17 per cent

•	Operating ratio was 72.0 per cent, a 380 basis point improvement

“CP delivered solid results in a period that was severely impacted by extraordinary cold and severe winter weather conditions,” said E. Hunter Harrison, Chief Executive Officer. “In the face of such difficult operating conditions, I am particularly proud of the women and men of CP who remained on the job 24/7, to keep the railway operating.”

“Despite a slow start to the year and the reduced capacity which limited our ability to meet strong customer demand, we still have the utmost confidence in our ability to achieve our financial targets for 2014.”

Note on forward-looking information

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to our operations, priorities and plans, anticipated financial performance, purchases of common shares for cancellation under CP’s share repurchase program, future sources of capital, business prospects, planned capital expenditures, programs and strategies. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is a low-cost provider that is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit www.cpr.ca to see the rail advantages of Canadian Pacific.

Contacts

Media

Ed Greenberg

Tel.: 612-849-4717

24/7 Media Pager: 855-242-3674

email: Ed_greenberg@cpr.ca

Investment Community

Nadeem Velani

Tel.: 403-319-3591

email: investor@cpr.ca

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CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except per share data)

(unaudited)

	For the three months
	ended March 31
	2014	2013
Revenues
Freight	$1,474	$1,459
Other	35	36

Total revenues	1,509	1,495

Operating expenses
Compensation and benefits (Note 2)	355	402
Fuel	271	270
Materials	89	72
Equipment rents	41	46
Depreciation and amortization	141	141
Purchased services and other	189	202

Total operating expenses	1,086	1,133

Operating income	423	362
Less:
Other income and charges	—	3
Net interest expense	70	70

Income before income tax expense	353	289
Income tax expense (Note 3)	99	72

Net income	$254	$217

Earnings per share (Note 4)
Basic earnings per share	$1.45	$1.25
Diluted earnings per share	$1.44	$1.24
Weighted-average number of shares (millions) (Note 4)
Basic	175.5	174.3
Diluted	177.0	175.8
Dividends declared per share	$0.3500	$0.3500

See Notes to Interim Consolidated Financial Statements.

3

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

	For the three months
	ended March 31
	2014	2013
Net income	$254	$217
Net loss on foreign currency translation adjustments, net of hedging activities	—	(2)
Change in derivatives designated as cash flow hedges	(1)	1
Change in pension and post-retirement defined benefit plans	31	188

Other comprehensive income before income tax expense	30	187
Income tax recovery (expense)	8	(40)

Other comprehensive income (Note 2)	38	147

Comprehensive income	$292	$364

See Notes to Interim Consolidated Financial Statements.

4

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED BALANCE SHEETS AS AT MARCH 31, 2014

(in millions of Canadian dollars)

(unaudited)

	March 31	December 31
	2014	2013
Assets
Current assets
Cash and cash equivalents	$279	$476
Restricted cash and cash equivalents	409	411
Accounts receivable, net	723	580
Materials and supplies	190	165
Deferred income taxes (Note 3)	345	344
Other current assets	64	53

	2,010	2,029
Investments	98	92
Properties	13,518	13,327
Assets held for sale	230	222
Goodwill and intangible assets	168	162
Pension asset (Note 8)	1,092	1,028
Other assets	199	200

Total assets	$17,315	$17,060

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,144	$1,189
Long-term debt maturing within one year (Note 6)	95	189

	1,239	1,378
Pension and other benefit liabilities (Note 8)	663	657
Other long-term liabilities	348	338
Long-term debt (Note 6)	4,774	4,687
Deferred income taxes	3,028	2,903

Total liabilities	10,052	9,963
Shareholders’ equity
Share capital (Note 5)	2,253	2,240
Additional paid-in capital	36	34
Accumulated other comprehensive loss (Note 2)	(1,465)	(1,503)
Retained earnings	6,439	6,326

	7,263	7,097

Total liabilities and shareholders’ equity	$17,315	$17,060

Contingencies (Note 9)

See Notes to Interim Consolidated Financial Statements.

5

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	For the three months
	ended March 31
	2014	2013
Operating activities
Net income	$254	$217
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	141	141
Deferred income taxes (Note 3)	89	63
Pension funding in excess of expense (Note 8)	(32)	(9)
Other operating activities, net	17	2
Change in non-cash working capital balances related to operations	(182)	(147)

Cash provided by operating activities	287	267

Investing activities
Additions to properties	(224)	(203)
Proceeds from sale of properties and other assets	5	16
Change in restricted cash and cash equivalents used to collateralize letters of credit	2	—
Other	—	(25)

Cash used in investing activities	(217)	(212)

Financing activities
Dividends paid	(61)	(61)
Issuance of CP common shares	14	40
Purchase of CP common shares (Note 5)	(85)	—
Repayment of long-term debt	(143)	(19)

Cash used in financing activities	(275)	(40)

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	8	(1)

Cash position
(Decrease) increase in cash and cash equivalents	(197)	14
Cash and cash equivalents at beginning of period	476	333

Cash and cash equivalents at end of period	$279	$347

Supplemental disclosures of cash flow information:
Income taxes paid	$9	$4
Interest paid	$72	$66

See Notes to Interim Consolidated Financial Statements.

6

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars, except common share amounts)

(unaudited)

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2014	175.4	$2,240	$34	$(1,503)	$6,326	$7,097
Net income	—	—	—	—	254	254
Other comprehensive income (Note 2)	—	—	—	38	—	38
Dividends declared	—	—	—	—	(61)	(61)
Effect of stock-based compensation expense	—	—	6	—	—	6
CP common shares repurchased (Note 5)	(0.6)	(7)	—	—	(80)	(87)
Shares issued under stock option plans	0.3	20	(4)	—	—	16

Balance at March 31, 2014	175.1	$2,253	$36	$(1,465)	$6,439	$7,263

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2013	173.9	$2,127	$41	$(2,768)	$5,697	$5,097
Net income	—	—	—	—	217	217
Other comprehensive income (Note 2)	—	—	—	147	—	147
Dividends declared	—	—	—	—	(62)	(62)
Effect of stock-based compensation expense	—	—	6	—	—	6
Shares issued under stock option plans	0.8	56	(12)	—	—	44

Balance at March 31, 2013	174.7	$2,183	$35	$(2,621)	$5,852	$5,449

See Notes to Interim Consolidated Financial Statements.

7

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements of Canadian Pacific Railway Limited (“CP”, or “the Company”), expressed in Canadian dollars, reflect management’s estimates and assumptions that are necessary for their fair presentation in conformity with generally accepted accounting principles in the United States of America (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2013 annual consolidated financial statements. The accounting policies used are consistent with the accounting policies used in preparing the 2013 annual consolidated financial statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments (consisting of normal and recurring adjustments) necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

2	Changes in accumulated other comprehensive loss (“AOCL”) by component

	For the three months ended March 31
(in millions of Canadian dollars)	Foreign currency net of hedging activities(1)	Derivatives and other(1)	Pension and post- retirement defined benefit plans(1)(2)	Total(1)
January 1, 2014	$105	$(15)	$(1,593)	$(1,503)
Other comprehensive income before reclassifications	17	10	—	27
Amounts reclassified from accumulated other comprehensive loss	—	(11)	22	11
Net current-period other comprehensive income (loss)	17	(1)	22	38

March 31, 2014	$122	(16)	(1,571)	(1,465)

January 1, 2013	$74	$(14)	$(2,828)	$(2,768)
Other comprehensive income (loss) before reclassifications	8	(7)	94	95
Amounts reclassified from accumulated other comprehensive loss	—	6	46	52
Net current-period other comprehensive income (loss)	8	(1)	140	147

March 31, 2013	$82	$(15)	$(2,688)	$(2,621)

(1)	Amounts are presented net of tax.
(2)	Amounts reclassified from accumulated other comprehensive loss.

8

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

(unaudited)

2	Changes in accumulated other comprehensive loss (“AOCL”) by component (continued)

	For the three months ended March 31
	2014	2013
Amortization of prior service costs(a)	$(17)	$(6)
Recognition of net actuarial loss(a)	48	67

Total before income tax	31	61
Income tax recovery	(9)	(15)

Net of income tax	$22	$46

(a)	Impacts Compensation and benefits on the Interim Consolidated Statements of Income.

3	Income taxes

	For the three months ended March 31
(in millions of Canadian dollars)	2014	2013
Current income tax expense	$10	$9
Deferred income tax expense	89	63

Income tax expense	$99	$72

The effective income tax rate for the three months ended March 31, 2014 was 28.0% (three months ended March 31, 2013—24.8%). The lower rate in 2013 was the result of a benefit recognized for a U.S. federal track maintenance credit of $6 million for 2012 enacted and reported in the first quarter of 2013.

4	Earnings per share

At March 31, 2014, the number of shares outstanding was 175.1 million (March 31, 2013 – 174.7 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted-average number of shares outstanding during the period.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months
	ended March 31
(in millions)	2014	2013
Weighted-average basic shares outstanding	175.5	174.3
Dilutive effect of stock options	1.5	1.5

Weighted-average diluted shares outstanding	177.0	175.8

For the three months ended March 31, 2014,122,017 options were excluded from the computation of diluted earnings per share because their effects were not dilutive (three months ended March 31, 2013 – no options).

9

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

(unaudited)

5	Shareholders’ Equity

On February 20, 2014, the Board of Directors of the Company approved a share repurchase program, and in March 2014, the Company filed a new normal course issuer bid to purchase, for cancellation, up to 5.3 million of its outstanding common shares. Under the filing, share purchases may be made during the 12-month period that began March 17, 2014, and ends March 16, 2015. The purchases are made at the market price on the day of purchase, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings.

The following table provides the activity under the share repurchase program:

For the three months ended March 31 2014
Number of common shares repurchased	567,750
Weighted-average price per share(1)	$154.07
Amount of repurchase (in millions)(1)	$87

(1)	Includes brokerage fees.

6	Financial instruments

A.	Fair values of financial instruments

The Company categorizes its financial assets and liabilities measured at fair value in line with the fair value hierarchy established by GAAP that prioritizes, with respect to reliability, the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs consist of quoted prices (unadjusted) in active markets for identical assets and liabilities and give the highest priority to these inputs. Level 2 and 3 inputs are based on significant other observable inputs and significant unobservable inputs, respectively, and give lower priority to these inputs.

When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value.

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $5,715 million at March 31, 2014 (December 31, 2013 – $5,572 million) and a carrying value of $4,869 million at March 31, 2014 (December 31, 2013 – $4,876 million). The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end. All derivatives and long-term debt are classified as Level 2.

10

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

(unaudited)

6	Financial instruments (continued)

B.	Financial risk management

Derivative financial instruments

Derivative financial instruments may be used to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange (“FX”) rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Interim Consolidated Balance Sheets, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

Foreign exchange management

The Company conducts business transactions and owns assets in both Canada and the United States. As a result, the Company is exposed to fluctuations in value of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company may enter into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. FX exposure is primarily mitigated through natural offsets created by revenues, expenditures and balance sheet positions incurred in the same currency. Where appropriate, the Company may negotiate with customers and suppliers to reduce the net exposure.

Occasionally the Company may enter into short-term FX forward contracts as part of its cash management strategy.

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar denominated long-term debt and gains and losses on its net investment. The effective portion recognized in “Other comprehensive income” for the three months ended March 31, 2014 was an unrealized foreign exchange loss of $131 million (three months ended March 31, 2013 – $67 million). There was no ineffectiveness during the three months ended March 31, 2014 and March 31, 2013.

Foreign exchange forward contracts

The Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.

At March 31, 2014, the Company had FX forward contracts to fix the exchange rate on US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019. At December 31, 2013, the Company had FX forward contracts to fix the exchange rate on US$100 million of principal outstanding on a capital lease due in January 2014, US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019. These derivatives, which are accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these obligations mature.

During the three months ended March 31, 2014, the Company settled the FX forward contract related to the repayment of a capital lease due in January 2014 for proceeds of $8 million.

During the three months ended March 31, 2014, the combined realized and unrealized foreign exchange gain of $11 million (three months ended March 31, 2013 – unrealized gain of $5 million) was recorded in “Other income and charges” in relation to these derivatives. These gains recorded in “Other income and charges”

11

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

(unaudited)

6	Financial instruments (continued)

were largely offset by the realized and unrealized losses on the underlying debt which the derivatives were designated to hedge.

At March 31, 2014, the unrealized gain derived from these FX forwards was $27 million which was recorded in “Other assets” with the offset reflected as an unrealized gain of $4 million in “Accumulated other comprehensive loss” and as an unrealized gain of $23 million in “Retained earnings”. At December 31, 2013, the unrealized gain derived from these FX forwards was $25 million of which $6 million was included in “Other current assets” and $19 million in “Other assets” with the offset reflected as an unrealized gain of $5 million in “Accumulated other comprehensive loss” and as an unrealized gain of $20 million in “Retained earnings”.

At March 31, 2014, the Company expected that, during the next twelve months, unrealized pre-tax losses of $1 million would be reclassified to “Other income and charges”.

7	Stock-based compensation

At March 31, 2014, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans and an employee stock savings plan. These plans resulted in an expense for the three months ended March 31, 2014 of $22 million (three months ended March 31, 2013 – $33 million).

Regular options

In the first three months of 2014, under CP’s stock option plans, the Company issued 366,050 regular options at the weighted average price of $168.88 per share, based on the closing price on the grant date.

Pursuant to the employee plan, these regular options may be exercised upon vesting, which is between 12 months and 48 months after the grant date, and will expire after 10 years.

Under the fair value method, the fair value of the regular options at the grant date was approximately $17 million. The weighted average fair value assumptions were approximately:

For the three months ended March, 31 2014
Grant price	$168.88
Expected option life (years)(1)	5.82
Risk-free interest rate(2)	1.64%
Expected stock price volatility(3)	28.63%
Expected annual dividends per share(4)	$1.40
Expected forfeiture rate(5)	1.4%

(1)	Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour, or when available, specific expectations regarding future exercise behaviour, were used to estimate the expected life of the option.
(2)	Based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.
(3)	Based on the historical stock price volatility of the Company’s stock over a period commensurate with the expected term of the option.
(4)	Determined by the current annual dividend at the time of grant. The Company does not employ different dividend yields throughout the contractual term of the option.
(5)	The Company estimated forfeitures based on past experience. This rate is monitored on a periodic basis.

Performance share unit (“PSU”) plan

In the three months ended March 31, 2014, the Company issued 163,760 PSUs with a grant date fair value of approximately $25 million. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash, or in CP

12

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

(unaudited)

7	Stock-based compensation (continued)

common shares approximately three years after the grant date, contingent upon CP’s performance (performance factor). The fair value of PSUs is measured, both on the grant date and each subsequent quarter until settlement, using a Monte Carlo simulation model. The model utilizes multiple input variables that determine the probability of satisfying the performance and market conditions stipulated in the grant.

Deferred share unit (“DSU”) plan

In the three months ended March 31, 2014, the Company granted 46,034 DSUs with a grant date fair value of approximately $7.5 million. DSUs vest over various periods of up to 48 months and are only redeemable for a specified period after employment is terminated. An expense to income for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods.

8	Pensions and other benefits

In the three months ended March 31, 2014, the Company made contributions of $19 million (in the three months ended March 31, 2013—$30 million) to its defined benefit pension plans. The elements of net periodic benefit cost for defined benefit pension plans and other benefits recognized in the quarter included the following components:

	For the three months ended March 31

	Pensions		Other benefits
(in millions of Canadian dollars)	2014	2013	2014	2013
Current service cost (benefits earned by employees in the period)	$27	$35	$3	$4
Interest cost on benefit obligation	119	112	6	5
Expected return on fund assets	(189)	(186)	—	—
Recognized net actuarial loss	47	66	1	1
Amortization of prior service costs	(17)	(6)	—	—

Net periodic benefit cost (recovery)	$(13)	$21	$10	$10

9	Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damage to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at March 31, 2014 cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations individually and in aggregate.

On July 6, 2013, a train carrying crude oil operated by Montreal Maine and Atlantic Railway (“MM&A”) derailed and exploded in Lac-Megantic, Quebec on a section of railway line owned by MM&A. The day before CP had interchanged the train to MM&A, but after the interchange MM&A exercised exclusive control over the train.

Following this incident, the Minister of Sustainable Development, Environment, Wildlife and Parks of Quebec issued an order directing named parties to recover the contaminants and to clean up and decontaminate the derailment site. CP was later added as a named party in the administrative action on August 14, 2013.

A class action lawsuit has also been filed in the Superior Court of Quebec on behalf of a class of persons and entities residing in, owning or leasing property in, operating a business in or physically present in Lac-Megantic. The lawsuit seeks damages caused by the derailment including for wrongful deaths, personal injuries, and property damages. CP was added as a defendant on August 16, 2013. In the wake of the derailment and ensuing litigation, MM&A filed for bankruptcy in Canada and the United States.

13

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

(unaudited)

9	Contingencies (continued)

At this early stage in the legal proceedings, any potential liability and the quantum of potential loss cannot be determined. Nevertheless, CP denies liability for MM&A’s derailment and will vigorously defend itself in both proceedings or any proceeding that may be commenced in the future.

Environmental remediation accruals cover site-specific remediation programs. Environmental remediation accruals are measured on an undiscounted basis and are recorded when the costs to remediate are probable and reasonably estimable.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and include both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to CP’s financial position, but may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable.

The expense included in “Purchased services and other” for the three months ended March 31, 2014 was $1 million (three months ended March 31, 2013 – $1 million). Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. The total amount provided at March 31, 2014 was $93 million (December 31, 2013 – $ 90 million). Payments are expected to be made over 10 years to 2024.

14

Summary of Rail Data

	First Quarter
Financial (millions, except per share data)	2014	2013	Fav/(Unfav)%
Revenues
Freight revenue	$1,474	$1,459	$15	1
Other revenue	35	36	(1)	(3)

Total revenues	1,509	1,495	14	1

Operating expenses
Compensation and benefits	355	402	47	12
Fuel	271	270	(1)	—
Materials	89	72	(17)	(24)
Equipment rents	41	46	5	11
Depreciation and amortization	141	141	—	—
Purchased services and other	189	202	13	6

Total operating expenses	1,086	1,133	47	4

Operating income	423	362	61	17
Less:
Other income and charges	—	3	3	100
Net interest expense	70	70	—	—

Income before income tax expense	353	289	64	22
Income tax expense	99	72	(27)	(38)

Net income	$254	$217	$37	17

Operating ratio (%)	72.0	75.8	3.8	380 bps
Basic earnings per share	$1.45	$1.25	$0.20	16

Diluted earnings per share	$1.44	$1.24	$0.20	16

Shares Outstanding
Weighted average number of shares outstanding (millions)	175.5	174.3	1.2	1
Weighted average number of diluted shares outstanding (millions)	177.0	175.8	1.2	1
Foreign Exchange
Average foreign exchange rate (US$/Canadian$)	0.92	0.99	0.07	7
Average foreign exchange rate (Canadian$/US$)	1.09	1.01	0.08	8

15

Summary of Rail Data (Page 2)

	First Quarter
	2014	2013	Fav/(Unfav)%
Commodity Data
Freight Revenues (millions)
- Grain	$327	$314	$13	4
- Coal	148	149	(1)	(1)
- Fertilizers and sulphur	134	152	(18)	(12)
- Industrial and consumer products	412	372	40	11
- Automotive	88	97	(9)	(9)
- Forest products	48	53	(5)	(9)
- Intermodal	317	322	(5)	(2)

Total Freight Revenues	$1,474	$1,459	$15	1

Millions of Revenue Ton-Miles (RTM)
- Grain	8,385	8,430	(45)	(1)
- Coal	5,441	5,640	(199)	(4)
- Fertilizers and sulphur	4,367	4,952	(585)	(12)
- Industrial and consumer products	9,277	9,536	(259)	(3)
- Automotive	514	604	(90)	(15)
- Forest products	920	1,223	(303)	(25)
- Intermodal	5,471	5,778	(307)	(5)

Total RTMs	34,375	36,163	(1,788)	(5)

Freight Revenue per RTM (cents)
- Grain	3.90	3.73	0.17	5
- Coal	2.72	2.64	0.08	3
- Fertilizers and sulphur	3.07	3.06	0.01	—
- Industrial and consumer products	4.44	3.90	0.54	14
- Automotive	17.23	16.09	1.14	7
- Forest products	5.18	4.33	0.85	20
- Intermodal	5.79	5.58	0.21	4
Total Freight Revenue per RTM	4.29	4.04	0.25	6
Carloads (thousands)
- Grain	101	108	(7)	(6)
- Coal	78	81	(3)	(4)
- Fertilizers and sulphur	43	49	(6)	(12)
- Industrial and consumer products	125	127	(2)	(2)
- Automotive	30	35	(5)	(14)
- Forest products	14	18	(4)	(22)
- Intermodal	227	241	(14)	(6)

Total Carloads	618	659	(41)	(6)

Freight Revenue per Carload
- Grain	$3,238	$2,906	$332	11
- Coal	1,897	1,849	48	3
- Fertilizers and sulphur	3,155	3,067	88	3
- Industrial and consumer products	3,290	2,921	369	13
- Automotive	2,913	2,742	171	6
- Forest products	3,400	3,028	372	12
- Intermodal	1,396	1,339	57	4
Total Freight Revenue per Carload	$2,385	$2,214	$171	8

16

Summary of Rail Data (Page 3)

	First Quarter
	2014	2013(1)	Fav/(Unfav)%
Operations Performance
Freight gross ton-miles (millions)	62,349	67,679	(5,330)	(8)
Revenue ton-miles (millions)	34,375	36,163	(1,788)	(5)
Train miles (thousands)	8,727	9,993	(1,266)	(13)
Average train weight - excluding local traffic (tons)	7,653	7,209	444	6
Average train length - excluding local traffic (feet)	6,371	6,298	73	1
Average terminal dwell (hours)(2)	10.3	6.6	(3.7)	(56)
Average train speed (mph)(3)	15.9	18.0	(2.1)	(12)
Locomotive productivity (daily average GTMs/active HP)	204.3	205.5	(1.2)	(1)
Fuel efficiency(4)	1.11	1.13	0.02	2
U.S. gallons of locomotive fuel consumed (millions)(5)	68.3	75.7	7.4	10
Average fuel price (U.S. dollars per U.S. gallon)	3.63	3.55	(0.08)	(2)
Total employees (average)(6)	14,246	14,920	674	5
Total employees (end of period)(6)	14,446	15,112	666	4
Workforce (end of period)(7)	14,774	16,108	1,334	8
Safety
FRA personal injuries per 200,000 employee-hours	1.50	1.74	0.24	14
FRA train accidents per million train-miles	0.92	1.96	1.04	53

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Incorporates a new reporting definition where average terminal dwell measures the average time a freight car resides within terminal boundaries.
(3)	Incorporates a new reporting definition where average train speed measures the line-haul movement from origin to destination including terminal dwell hours.
(4)	Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard.
(5)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.
(6)	An employee is defined as an individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, and consultants.
(7)	Workforce is defined as total employees plus part time employees, contractors, and consultants.

17

This Management’s Discussion and Analysis (“MD&A”) is provided in conjunction with the Interim Consolidated Financial Statements and related notes for the three months ended March 31, 2014 prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). All information has been prepared in accordance with GAAP, except as described in Section 13, Non-GAAP Measures of this MD&A. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars.

April 22, 2014

In this MD&A, “CP” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. Other terms not defined in the body of this MD&A are defined in Section 22, Glossary of Terms.

Unless otherwise indicated, all comparisons of results for the first quarter of 2014 are against the results for the first quarter of 2013.

1. BUSINESS PROFILE

Canadian Pacific Railway Limited, through its subsidiaries, operates a transcontinental railway in Canada and the United States (“U.S.”) and provides logistics and supply chain expertise. CP provides rail and intermodal transportation services over a network of approximately 14,400 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia (“B.C.”), and the U.S. Northeast and Midwest regions. The Company’s railway feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend market reach east of Montreal in Canada, throughout the U.S. and into Mexico. CP transports bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, fertilizers and sulphur. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.

2. STRATEGY

Canadian Pacific is driving change as it moves through its transformational journey to become the best railroad in North America, while creating long-term value for shareholders. The Company is focused on providing customers with industry leading rail service; driving sustainable, profitable growth; optimizing our assets; and reducing costs, while remaining a leader in rail safety.

Looking forward, CP is executing its strategic plan to become the lowest cost rail carrier. This plan is centred on five key foundations, which are the Company’s performance drivers.

Provide Service: Providing efficient and consistent transportation solutions for our customers. “Doing what we say we are going to do” is what drives CP by providing a reliable product with a lower cost operating model. Centralized planning aligned with local execution is bringing the Company closer to the customer and accelerating decision-making.

Control Costs: Controlling and removing unnecessary costs from the organization, eliminating bureaucracy and continuing to identify productivity enhancements are the keys to success.

Optimize Assets: Through longer sidings, improved asset utilization, and increased train lengths, the Company is moving increased volumes with fewer locomotives and cars while unlocking capacity for future growth potential.

Operate Safely: Each year, CP safely moves millions of carloads of freight across North America while ensuring the safety of our people and the communities through which we operate. Safety is never to be compromised. Continuous research and development in state-of-the-art safety technology and highly focused employees ensure our trains are built for safe, efficient operations across our network.

Develop People: CP recognizes that none of the other foundations can be achieved without its people. Every CP employee is a railroader and the Company is shaping a new culture focused on a passion for service with integrity in everything it does. Coaching and mentoring managers into becoming leaders will help drive CP forward.

3. FORWARD-LOOKING INFORMATION

This MD&A contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other relevant securities legislation. These forward-looking statements include, but are not limited to, statements concerning the Company’s defined benefit pension expectations for 2014 and 2015, financial expectations for 2014, as well as statements concerning the Company’s operations, anticipated financial performance, business prospects and strategies, as well as statements concerning the anticipation that cash flow from operations and various sources of financing will be sufficient to meet debt repayments and obligations in the foreseeable future, statements regarding future payments including income taxes and pension contributions, and capital expenditures. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Readers are cautioned not to place undue reliance on forward-looking information because it is possible that CP will not achieve predictions, forecasts, projections and other forms of forward-looking information. Current economic conditions render assumptions, although reasonable when made, subject to greater uncertainty. In addition, except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and the governmental response to them, and technological changes.

There are more specific factors that could cause actual results to differ materially from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in Section 19, Business Risks and elsewhere in this MD&A. Other risks are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States.

Financial Assumptions

Defined benefit pension expectations

Defined benefit pension contributions are currently estimated to be between $90 million and $110 million in each year to 2016. This contribution level reflects the Company’s intentions with respect to the rate at which the Company applies the voluntary prepayments made in previous years to reduce contribution requirements. Defined benefit pension income for 2014 and 2015 is expected to be approximately $50 million for each year. These pension contributions and pension income estimates are based on a number of economic and demographic assumptions and are sensitive to changes in the assumptions or to actual experience differing from the assumptions. Pensions are discussed further in Section 20, Critical Accounting Estimates.

Financial expectations for 2014

The Company expects revenue growth to be 6-7%, operating ratio of 65% or lower and diluted earnings per share (“EPS”) growth to be 30% or greater from 2013 annual diluted EPS, excluding significant items, of $6.42, discussed further in Section 13, Non-GAAP Measures. CP plans to spend approximately $1.2 to $1.3 billion on capital programs in 2014, discussed further in Section 12, Liquidity and Capital Resources. Key assumptions for full year 2014 financial expectations include:

Canadian Pacific • 2014 MD&A • Q1

•	an average fuel cost per gallon of US$3.50 per U.S. gallon;
•	defined benefit pension income of approximately $50 million;
•	Canadian to U.S. dollar exchange rate of 1.05; and
•	an income tax rate of 28% discussed further in Section 10, Other Income Statement Items.

Undue reliance should not be placed on these assumptions and other forward-looking information.

4. ADDITIONAL INFORMATION

Additional information, including the Company’s Consolidated Financial Statements, Annual Information Form, press releases and other required filing documents, are available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on the Company website at www.cpr.ca. Copies of such documents, as well as the Company’s Notice of Intention to Make a Normal course Issuer Bid, may be obtained by contacting the Corporate Secretary’s Office. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this MD&A.

5. FINANCIAL HIGHLIGHTS

For the three months ended March 31 (in millions, except percentages and per share data)	2014	2013
Revenues	$1,509	$1,495
Operating income	423	362
Net income	254	217
Basic earnings per share	1.45	1.25
Diluted earnings per share	1.44	1.24
Dividends declared per share	0.3500	0.3500
Return on capital employed (“ROCE”)(1)	9.7%	7.4%
Adjusted ROCE(2) (3)	12.6%	10.1%
Operating ratio	72.0%	75.8%
Free cash(3) (4)	15	(7)
Total assets at March 31	17,315	15,027
Total long-term financial liabilities at March 31(5)	4,864	4,686

(1)	ROCE is defined as earnings before interest and taxes (“EBIT”) (on a rolling twelve months basis), divided by the average for the year of total assets, less current liabilities, excluding current portion of long-term debt, as measured under GAAP, and it is discussed further in Section 13, Non-GAAP Measures.
(2)	Adjusted ROCE is defined as EBIT excluding significant items (on a rolling twelve months basis) divided by the average for the year of total assets, less current liabilities, excluding current portion of long-term debt, as measured under GAAP. Adjusted ROCE and EBIT excluding significant items are discussed further in Section 13, Non-GAAP Measures.
(3)	These measures have no standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These measures are discussed in Section 13, Non-GAAP Measures.
(4)	A reconciliation of free cash to GAAP position is provided in Section 13, Non-GAAP Measures.
(5)	Excludes deferred income taxes: $3,028 million and $2,258 million; and other non-financial deferred liabilities of $921 million and $1,391 million at March 31, 2014 and 2013 respectively.

Canadian Pacific • 2014 MD&A • Q1

6. OPERATING RESULTS

Income

Operating income was $423 million in the first quarter of 2014, an increase of $61 million, or 17%, from $362 million in the same period of 2013. This increase was primarily due to:

•	efficiency savings generated from improved operating performance, asset utilization and insourcing of certain IT activities;
•	higher freight rates;
•	lower pension expense; and
•	the favourable impact of the change in foreign exchange (“FX”).

The increase in operating income was partially offset by lower shipments and higher costs due to the unfavourable impact of harsh winter operating conditions and wage and benefits inflation.

Net income was $254 million in the first quarter of 2014, an increase of $37 million, or 17%, from $217 million in the same period of 2013. This increase was primarily due to improved operating income, partially offset by an increase in income taxes.

Diluted Earnings per Share

Diluted EPS was $1.44 in the first quarter of 2014, an increase of $0.20, or 16% from $1.24 in the same period of 2013. This increase was primarily due to higher net income.

Operating Ratio

The operating ratio provides the percentage of revenues used to operate the railway, and is calculated as total operating expenses divided by total revenues. A lower percentage normally indicates higher efficiency in the operation of the railway. The operating ratio was 72.0% in the first quarter of 2014, compared with 75.8% in the same period of 2013. This improvement was primarily due to efficiency savings and higher freight rates partially offset by harsh winter operating conditions.

Impact of Foreign Exchange on Earnings

Fluctuations in foreign exchange affect the Company’s results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. U.S. dollar-denominated revenues and expenses increase (decrease) when the Canadian dollar weakens (strengthens) in relation to the U.S. dollar.

Canadian to U.S. dollar Average exchange rates	2014	2013
For the three months ended - March 31	$1.09	$1.01

Canadian to U.S. dollar Exchange rates	2014	2013
Beginning of quarter - January 1	$1.06	$0.99
End of quarter - March 31	$1.11	$1.02

Average Fuel Price (U.S. dollars per U.S. gallon)	2014	2013
For the three months ended - March 31	$3.63	$3.55

Canadian Pacific • 2014 MD&A • Q1

7. PERFORMANCE INDICATORS

For the three months ended March 31	2014	2013(1)	% Change
Operations performance
Freight gross ton-miles (“GTMs”) (millions)	62,349	67,679	(8)
Revenue ton-miles (“RTMs”) (millions)	34,375	36,163	(5)
Train miles (thousands)	8,727	9,993	(13)
Average train weight – excluding local traffic (tons)	7,653	7,209	6
Average train length – excluding local traffic (feet)	6,371	6,298	1
Average terminal dwell (hours)(2)	10.3	6.6	56
Average train speed (mph)(3)	15.9	18.0	(12)
Locomotive productivity (daily average GTMs/active horse power (“HP”))	204.3	205.5	(1)
Fuel efficiency (U.S. gallons of locomotive fuel consumed / 1000 GTMs)(4)	1.11	1.13	(2)
Total employees (average)(5)	14,246	14,920	(5)
Workforce (end of period)(6)	14,774	16,108	(8)
Safety indicators
FRA personal injuries per 200,000 employee-hours	1.50	1.74	(14)
FRA train accidents per million train-miles	0.92	1.96	(53)

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Incorporates a new reporting definition where average terminal dwell measures the average time a freight car resides within terminal boundaries.
(3)	Incorporates a new reporting definition where average train speed measures the line-haul movement from origin to destination including terminal dwell hours.
(4)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.
(5)	An employee is defined as an individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors and consultants.
(6)	Workforce is defined as total employees plus part time employees, contractors and consultants.

The indicators listed in this table are key measures of the Company’s operating performance. Definitions of these performance indicators are provided in Section 22, Glossary of Terms.

Operations Performance

GTMs for the first quarter of 2014 were 62,349 million, a decrease of 8%, compared with 67,679 million in the same period of 2013. This decrease was primarily due to lower traffic volumes in the Company’s bulk franchise.

Train miles for the first quarter of 2014, decreased by 13% compared with 2013, driven primarily by reductions in operating plan train miles as a result of improvements in operating plan efficiency.

Average train weight for the first quarter of 2014 was 7,653 tons, an increase of 444 tons or 6%, compared with 7,209 tons in the same period of 2013. Average train length for the first quarter of 2014 was 6,371 feet, relatively unchanged from 6,298 feet in the same period of 2013. Average train weight and length benefited from improvements in operating plan efficiency, including longer and heavier bulk train designs which leverage the siding extensions, completed in 2013. This was partially offset by harsh winter operating conditions.

Average terminal dwell, the average time a freight car spends in a terminal, increased by 56% to 10.3 hours in the first quarter of 2014 from 6.6 hours in the same period of 2013. This increase was due to harsh winter operating conditions, which impacted yard operations and restricted the number of cars on departing trains, resulting in some cars spending additional time in terminals.

Average train speed decreased by 12% in the first quarter of 2014 compared with the same period of 2013. This decrease was primarily due to the impact of harsh winter operating conditions.

Locomotive productivity decreased in the first quarter of 2014 by 1% from the same period in 2013. This decrease is primarily due to the impact of harsh winter operating conditions which reduced the weight locomotives can haul over grades and overall network fluidity.

Canadian Pacific • 2014 MD&A • Q1

Fuel efficiency in the first quarter of 2014 improved by 2% compared to the same period of 2013. This improvement was due to the continued execution of the Company’s fuel conservation strategy including increased train weights, partially offset by reduced locomotive productivity from challenging winter operating conditions.

The average number of total employees decreased by 674, or 5%, from 14,920 and the workforce decreased by 1,334 or 8% in the first quarter of 2014, compared with the same period of 2013. These decreases were primarily due to job reductions as a result of continuing strong operational performance and natural attrition. In addition, workforce decreased due to fewer contractors.

8. LINES OF BUSINESS

Total Revenue, Volumes and Freight Rates For the three months ended March 31	2014	2013	% Change
Freight revenues (in millions)	$1,474	$1,459	1
Other revenue (in millions)	35	36	(3)
Total revenue (in millions)	1,509	1,495	1
Carloads (in thousands)	618	659	(6)
Revenue ton-miles (in millions)	34,375	36,163	(5)
Freight revenue per carloads (dollars)	$2,385	$2,214	8
Freight revenue per revenue ton-miles (cents)	4.29	4.04	6

The Company’s revenues are primarily derived from transporting freight. Other revenue is generated primarily from leasing of certain assets, switching fees, contracts with passenger service operators, and logistical management services. Changes in freight volumes generally contribute to corresponding changes in freight revenues and certain variable expenses, such as fuel, equipment rents and crew costs.

In the first quarter of 2014 and 2013, no one customer comprised more than 10% of total revenues and accounts receivable.

Freight Revenues

Freight revenues are earned from transporting bulk, merchandise and intermodal goods, and include fuel recoveries billed to the Company’s customers. Freight revenues were $1,474 million in the first quarter of 2014, an increase of $15 million, or 1% from $1,459 million in the same period of 2013. This increase was primarily due to:

•	the favourable impact of the change in FX;
•	increased freight rates;
•	higher volumes of energy related commodities and energy related inputs, in Industrial and consumer products; and
•	higher volumes of Canadian originating grain shipments due to strong export demand and record Canadian crop production.

These increases were partially offset by lower shipments in certain lines of business due to the impacts of harsh winter operating conditions on the Company’s network and the exit of certain customer contracts.

Revenue ton miles (“RTMs”) in the first quarter of 2014 decreased by 1,788 million, or 5%, compared to the same period of 2013. This decrease was primarily due to lower:

•	U.S. originating grain shipments as a result of harsh winter operating conditions;
•	import and export shipments in Intermodal; and
•	fertilizer shipments as a result of a short application window and harsh winter operating conditions.

This decrease was partially offset by higher volumes in Canadian originating grain, frac sand, and domestic containers in Intermodal.

Fuel Cost Recovery Program

CP employs a fuel cost recovery program designed to automatically respond to fluctuations in fuel prices and help mitigate the financial impact of rising fuel prices. Fuel surcharge revenue is earned on individual shipments; as such, the Company’s fuel surcharge revenue is a function of freight volumes. Short-term volatility in fuel prices may adversely or positively impact expenses and revenues.

Canadian Pacific • 2014 MD&A • Q1

Grain For the three months ended March 31	2014	2013	% Change
Freight revenues (in millions)	$327	$314	4
Carloads (in thousands)	101	108	(6)
Revenue ton-miles (in millions)	8,385	8,430	(1)
Freight revenue per carload (dollars)	$3,238	$2,906	11
Freight revenue per revenue ton-miles (cents)	3.90	3.73	5

Grain revenue for the first quarter of 2014 was $327 million, an increase of $13 million, or 4%, from $314 million in the same period of 2013. This increase was primarily due to:

•	the favourable impact of the change in FX;
•	higher Canadian originating shipments, despite harsh winter operating conditions, due to strong export demand and record Canadian crop production; and
•	increased freight rates.

This increase was partially offset by lower U.S. originating shipments.

Coal For the three months ended March 31	2014	2013	% Change
Freight revenues (in millions)	$148	$149	(1)
Carloads (in thousands)	78	81	(4)
Revenue ton-miles (in millions)	5,441	5,640	(4)
Freight revenue per carload (dollars)	$1,897	$1,849	3
Freight revenue per revenue ton-miles (cents)	2.72	2.64	3

Coal revenue for the first quarter of 2014 was $148 million, a decrease of $1 million, or 1%, from $149 million in the same period of 2013. This decrease was primarily due to lower U.S originating thermal coal shipments as a result of supply chain challenges due to harsh winter operating conditions. This decrease was partially offset by the favourable impact of the change in FX.

Fertilizers and Sulphur For the three months ended March 31	2014	2013	% Change
Freight revenues (in millions)	$134	$152	(12)
Carloads (in thousands)	43	49	(12)
Revenue ton-miles (in millions)	4,367	4,952	(12)
Freight revenue per carload (dollars)	$3,155	$3,067	3
Freight revenue per revenue ton-miles (cents)	3.07	3.06	—

Fertilizers and sulphur revenue for the first quarter of 2014 was $134 million, a decrease of $18 million, or 12%, from $152 million in the same period of 2013. This decrease was primarily due to:

•	lower fertilizer shipments as a result of high inventories following a late harvest and narrow application window in late 2013;
•	sulphur production impacts; and
•	harsh winter operating conditions, limiting volumes following a recovery in potash markets.

This decrease was partially offset by the favourable impact of the change in FX and higher export potash shipments.

Canadian Pacific • 2014 MD&A • Q1

Industrial and Consumer Products For the three months ended March 31	2014	2013	% Change
Freight revenues (in millions)	$412	$372	11
Carloads (in thousands)	125	127	(2)
Revenue ton-miles (in millions)	9,277	9,536	(3)
Freight revenue per carload (dollars)	$3,290	$2,921	13
Freight revenue per revenue ton-miles (cents)	4.44	3.90	14

Industrial and consumer products revenue for the first quarter of 2014 was $412 million, an increase of $40 million, or 11%, from $372 million in the same period of 2013. This increase was primarily due to:

•	the favourable impact of the change in FX;
•	higher volumes of energy related commodities and energy related inputs; and
•	higher freight rates.

This increase was partially offset by lower shipments of chemicals, plastics and refined products as a result of production related issues.

Automotive For the three months ended March 31	2014	2013	% Change
Freight revenues (in millions)	$88	$97	(9)
Carloads (in thousands)	30	35	(14)
Revenue ton-miles (in millions)	514	604	(15)
Freight revenue per carload (dollars)	$2,913	$2,742	6
Freight revenue per revenue ton-miles (cents)	17.23	16.09	7

Automotive revenue for the first quarter of 2014 was $88 million, a decrease of $9 million, or 9%, from $97 million in the same period 2013. This decrease was primarily due to harsh winter operating conditions, partially offset by the favourable impact of FX, and the movement of one-time dimensional loads in 2014.

Forest Products For the three months ended March 31	2014	2013	% Change
Freight revenues (in millions)	$48	$53	(9)
Carloads (in thousands)	14	18	(22)
Revenue ton-miles (in millions)	920	1,223	(25)
Freight revenue per carload (dollars)	$3,400	$3,028	12
Freight revenue per revenue ton-miles (cents)	5.18	4.33	20

Forest products revenue for the first quarter of 2014 was $48 million, a decrease of $5 million, or 9%, from $53 million in the same period of 2013. This decrease was primarily due to lower pulp and paper shipments as a result of harsh winter operating conditions and lower lumber and panel shipments as a result of the exit of certain customer contracts in Western Canada. This decrease was partially offset by the favourable impact of the change in FX and increased freight rates.

Intermodal For the three months ended March 31	2014	2013	% Change
Freight revenues (in millions)	$317	$322	(2)
Carloads (in thousands)	227	241	(6)
Revenue ton-miles (in millions)	5,471	5,778	(5)
Freight revenue per carload (dollars)	$1,396	$1,339	4
Freight revenue per revenue ton-miles (cents)	5.79	5.58	4

Canadian Pacific • 2014 MD&A • Q1

Intermodal revenue for the first quarter of 2014 was $317 million, a decrease of $5 million, or 2%, from $322 million in the same period of 2013. This decrease was primarily due to the exit of certain customer contracts and selected terminal closures. This decrease was partially offset by:

•	the favourable impact of the change in FX;
•	higher domestic intermodal and expressway container volumes; and
•	increased freight rates.

Other Revenue

Other revenue for the first quarter of 2014 was $35 million, essentially unchanged from the same period of 2013.

9. OPERATING EXPENSES

For the three months ended March 31 (in millions)	2014	2013	% Change
Operating expenses
Compensation and benefits	$355	$402	(12)
Fuel	271	270	—
Materials	89	72	24
Equipment rents	41	46	(11)
Depreciation and amortization	141	141	—
Purchased services and other	189	202	(6)
Total operating expenses	$1,086	$1,133	(4)

Operating expenses for the first quarter of 2014 were $1,086 million, a decrease of $47 million, or 4%, from $1,133 million in the same period of 2013. This decrease was primarily due to:

•	efficiencies generated from improved operating performance, asset utilization, and insourcing of certain IT activities;
•	lower volume variable expenses as a result of a reduction in workload; and
•	lower pension expense.

This decrease was partially offset by:

•	the unfavourable impact of the change in FX;
•	higher costs due to the impact of harsh winter operating conditions;
•	wage and benefit inflation;
•	higher fuel prices; and
•	the favourable settlement of litigation in 2013 related to management transition.

Compensation and Benefits

Compensation and benefits expense was $355 million in the first quarter of 2014, a decrease of $47 million, or 12%, from $402 million in the same period of 2013. This decrease was primarily due to lower:

•	pension expense;
•	costs achieved through a smaller workforce;
•	stock based compensation due to a smaller share price change compared to the same period in 2013; and
•	volume variable expenses as a result of a reduction in workload.

This decrease was partially offset by:

•	wage and benefit inflation;
•	increased overtime wages and higher crew costs driven by harsh winter operating conditions;
•	the unfavourable impact of the change in FX; and
•	an increase in Information Services (“IS”) personnel as part of the Company’s insourcing strategy, offset by efficiency savings recorded in Purchased services and other.

Fuel

Fuel expense was $271 million in the first quarter of 2014, an increase of $1 million, relatively unchanged from $270 million in the same period of 2013. This increase was primarily due to the unfavourable change in FX and increased fuel prices. This was partially offset by the change in workload, as measured by GTMs, and by improvements in fuel

Canadian Pacific • 2014 MD&A • Q1

efficiency as a result of increased train weights and a focus on the fuel conservation strategies of the Company’s operating plan.

Materials

Materials expense was $89 million in the first quarter of 2014, an increase of $17 million, or 24%, from $72 million in the same period of 2013. Harsh winter operating conditions increased freight car repairs, the majority of which were recovered through third party billings recorded in Purchased services and other, and increased materials used in track maintenance activities. In addition, there was an unfavourable impact of the change in FX.

Equipment Rents

Equipment rents expense was $41 million in the first quarter of 2014, a decrease of $5 million or 11%, from $46 million in the same period of 2013. The decrease was primarily due to operating efficiencies which have contributed to improved asset velocity, partially offset by harsh winter operating conditions. As a result, the Company required fewer freight cars and locomotives reducing the payments made to foreign railways for the use of their freight cars and permitting the return and sublease of certain leased freight cars and locomotives.

Depreciation and Amortization

Depreciation and amortization expense was $141 million in the first quarter of 2014, unchanged from $141 million in the same period of 2013.

Purchased Services and Other

For the three months ended March 31 (in millions)	2014	2013	% Change
Purchased services and other
Support and facilities	$97	$106	(8)
Track and operations	44	45	(2)
Intermodal	37	39	(5)
Equipment	(6)	7	(188)
Casualty	9	13	(30)
Other	14	2	600
Land sales	(6)	(10)	(39)
Total purchased services and other	$189	$202	(6)

Purchased services and other expense was $189 million in the first quarter of 2014, a decrease of $13 million, or 6% from $202 million in the same period of 2013. This decrease was primarily due to:

•	efficiencies generated from improved operating performance, asset utilization, and insourcing of certain IT activities;
•	higher recoveries from third parties related to freight car repair costs, included in Equipment; and
•	lower interline expenses related to reduced workload, included in Track and operations.

This decrease was partially offset by the favourable settlement of litigation in 2013 related to management transition, included in Other.

10. OTHER INCOME STATEMENT ITEMS

Other Income and Charges

Other income and charges was $nil in the first quarter of 2014, compared to an expense of $3 million in the same period of 2013. This improvement was primarily due to FX gains on higher U.S. dollar denominated cash in 2014, offset by FX losses on U.S. dollar denominated working capital.

Net Interest Expense

Net interest expense was $70 million in the first quarter of 2014, unchanged from $70 million in the same period of 2013.

Income Taxes

Income tax expense was $99 million in the first quarter of 2014, an increase of $27 million, or 38%, from $72 million in 2013. This increase was primarily due to higher taxable earnings and a higher estimated annual effective income tax rate in 2014, and the recognition in 2013 of a U.S. track maintenance tax credit for 2012.

Canadian Pacific • 2014 MD&A • Q1

The estimated annual effective income tax rate for the first quarter of 2014 increased compared with the effective tax rate for the first quarter of 2013, to 28.0% from 24.8%, respectively. This increase was primarily due to the U.S. track maintenance tax credit.

11. QUARTERLY FINANCIAL DATA

For the quarter ended (in millions, except per share data)	2014	2013				2012
	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30
Total revenue	$1,509	$1,607	$1,534	$1,497	$1,495	$1,502	$1,451	$1,366
Operating income	423	114	524	420	362	60	376	239
Net income	254	82	324	252	217	15	224	103
Basic earnings per share	$1.45	$0.47	$1.85	$1.44	$1.25	$0.08	$1.31	$0.60
Diluted earnings per share	$1.44	$0.47	$1.84	$1.43	$1.24	$0.08	$1.30	$0.60

Quarterly Trends

Volumes of and, therefore, revenues from certain goods are stronger during different periods of the year. First quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Operating income is typically lowest in the first quarter due to lower freight revenue and higher operating costs associated with winter conditions. Net income is also influenced by seasonal fluctuations in customer demand and weather-related issues.

12. L IQUIDITY AND CAPITAL RESOURCES

The Company believes adequate amounts of cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in Section 17, Contractual Commitments and Section 18, Future Trends and Commitments. CP is not aware of any trends or expected fluctuations in liquidity that would create any deficiencies. Liquidity risk is discussed further in Section 19, Business Risks. The following discussion of operating, investing and financing activities describes the Company’s indicators of liquidity and capital resources.

Operating Activities

Cash provided by operating activities was $287 million in the first quarter of 2014, an increase of $20 million from $267 million in the same period of 2013. This increase was primarily due to improved pre-tax earnings offset in part by an unfavourable impact from changes in non-cash working capital. The increase in non-cash working capital is largely driven by an increase in accounts receivable resulting from higher customer billings and the timing of collections which was offset in part by the purchase of material in 2013 as part of the Company’s insourcing strategy.

Investing Activities

Cash used in investing activities was $217 million in the first quarter of 2014, an increase of $5 million from $212 million in the same period of 2013. This increase was due in part to higher additions to properties and lower proceeds from land sales largely offset by a $20 million interest free loan made in 2013 pursuant to a court order to a corporation owned by a court appointed trustee related to an exercised option to purchase a building.

Additions to properties (“capital programs”) in 2014 are expected to be $1.2 to $1.3 billion. Planned capital programs include approximately between $850 million and $875 million to preserve capacities through replacement or renewal of depleted assets, between $200 and $250 million for network capacity expansions, business development projects and productivity initiatives, up to $120 million to opportunistically acquire core assets currently leased, and between $50 and $75 million to address capital regulated by governments, principally Positive Train Control (“PTC”) and locomotive engine upgrades to meet emission standards.

The Company’s capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. These assumptions and other factors affecting the Company’s expectations for 2014 are discussed further in Section 19, Business Risks.

Financing Activities

Cash used in financing activities was $275 million in the first quarter of 2014, compared with cash used in financing activities of $40 million in the same period of 2013.

The increase in cash used in financing activities in the first quarter of 2014 was largely due to the repayment of a capital lease, payments made to buy back shares under the share repurchase program, discussed further in Section

Canadian Pacific • 2014 MD&A • Q1

14, Shareholder Returns, and by lower proceeds from the issuance of common shares resulting from the exercising of options.

The Company has available, as sources of financing, up to $1.2 billion under its revolving credit facility and up to $189 million under its bilateral letter of credit facilities, discussed further in Section 19, Business Risks.

Debt to Total Capitalization

Debt to total capitalization is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, divided by debt plus total Shareholders’ equity as presented on the Company’s Interim Consolidated Balance Sheets. At March 31, 2014, the Company’s debt to total capitalization decreased to 40.1%, compared with 46.5% at March 31, 2013. This decrease was largely due to a decrease in Pension and other benefit liabilities and an increase in equity driven by earnings during the last twelve months.

Interest Coverage Ratio

Interest coverage ratio is used in assessing the Company’s debt servicing capabilities. This ratio provides an indicator of the Company’s debt servicing capabilities, and how these have changed, period over period and in comparison to the Company’s peers. Interest coverage ratio is measured, on a rolling twelve months basis, as earnings before interest and taxes (“EBIT”) divided by Net interest expense, discussed further in Section 13, Non-GAAP Measures. At March 31, 2014, the Company’s interest coverage ratio was 5.3, compared with 3.6 at March 31, 2013. This improvement was primarily due to an improvement in EBIT, based on a twelve month period ending March 31, 2014. EBIT was negatively impacted by labour restructuring, asset impairment charges, advisory costs due to shareholder matters, and management transition costs, discussed further in Section 13, Non-GAAP Measures.

Excluding these significant items from EBIT, Adjusted interest coverage ratio, discussed further in Section 13, Non-GAAP Measures, was 6.8 at March 31, 2014, compared with 5.0 at March 31, 2013. This increase was primarily due to an increase in Adjusted EBIT based on the twelve month period ending March 31, 2014.

Credit Measures

Credit ratings and outlooks are based on the rating agencies’ methodologies and can change from time to time to reflect their views of CP. Their views are affected by numerous factors including, but not limited to, the Company’s financial position and liquidity along with external factors beyond the Company’s control.

A mid-investment grade credit rating is an important measure in assessing the Company’s ability to maintain access to public financing and to minimize cost of capital. It also affects the ability of the Company to engage in certain collateralized business activities on a cost effective basis which is discussed further in Section 19, Business Risks.

Adjusted debt to Adjusted earnings before interest, tax, depreciation and amortization (“EBITDA”) is a non-GAAP measure that management uses to evaluate CP’s financial discipline with respect to capital markets credit sensitivities. The Company’s goal is to maintain a degree of continuity and predictability for investors by meeting a minimum threshold.

Adjusted debt to Adjusted EBITDA for the years ended December 31, 2013, 2012, and 2011 was 2.2, 3.2, and 4.1 times, respectively. The improvement in this measure reflects the Company’s improved net income and a net asset position for the Company’s main Canadian defined benefit pension plan at December 31, 2013. Adjusted debt to Adjusted EBITDA is discussed further in Section 13, Non-GAAP Measures.

Free Cash

Free cash and cash flow before dividends are non-GAAP measures that management considers to be indicators of liquidity. These measures are used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and provide comparable measures for period to period changes. There was positive free cash of $15 million in the first quarter of 2014, compared with negative free cash of $7 million in the same period of 2013. This improvement in free cash was primarily due to higher pre-tax earnings and a $20 million interest free loan made in 2013. This increase was offset in part by the unfavourable impact from non-cash working capital balances, higher addition to properties and lower proceeds from land sales in 2014. Free cash is discussed further in Section 13, Non-GAAP Measures.

Free cash is affected by the seasonal fluctuations discussed in Section 11, Quarterly Financial Data and by other factors including the size of the Company’s capital programs. Capital additions in the first quarter of 2014 were $224 million, $21 million higher than in the same period of 2013. The Company’s 2014 capital programs are discussed further in Investing Activities.

Canadian Pacific • 2014 MD&A • Q1

13. NON-GAAP MEASURES

The Company presents non-GAAP measures, cash flow information and credit metrics to provide a basis for evaluating underlying earnings and liquidity trends in its business that can be compared with the results of operations in prior periods. These non-GAAP measures may exclude other specified items that are not among the Company’s normal ongoing revenues and operating expenses or may be adjusted for certain off-balance sheet obligations. These non-GAAP measures have no standardized meaning and are not defined by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Operating income, excluding significant items, provides a measure of the profitability of the railway on an ongoing basis. Operating ratio, excluding significant items, calculated as operating expenses, excluding significant items divided by revenues, provides the percentage of revenues used to operate the railway on an ongoing basis.

Income, excluding significant items, provides management with a measure of income that allows a multi-period assessment of long-term profitability and also allows management and other external users of the Company’s consolidated financial statements to compare profitability on a long-term basis with that of the Company’s peers.

Diluted earnings per share, excluding significant items, provides the same information on a per share basis.

Operating ratio provides the percentage of revenue used to operate the railway and is calculated as operating expenses divided by revenues. A lower percentage normally indicates higher efficiency in the operation of the railway.

The following tables reconcile Operating income, excluding significant items and Income, excluding significant items to Operating income and Net income, respectively, and Diluted earnings per share, excluding significant items and operating ratio, excluding significant items to Diluted earnings per share and operating ratio.

Significant Items

Significant items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets and other items that are not normal course of business activities. The following significant items were discussed in further details in Section 9, Operating Expenses; Section 10, Other Income Statement Items; Section 15, Non-GAAP Measures; and Section 20, Future Trends and Commitments of the annual 2012 and 2013 MD&As, which are herein incorporated by reference.

In the first quarter of 2014, CP recorded a recovery of $4 million ($3 million after tax) for the Company’s 2012 labour restructuring initiative due to favourable experience gains, recorded in Compensation and benefits. In the first quarter of 2013, CP recorded a recovery of US$9 million (US$6 million after tax) related to the settlement of certain management transition amounts which had been subject to legal proceedings.

Reconciliation of Non-GAAP measures to GAAP measures For the three months ended March 31 (in millions)	2014	2013
Operating income, excluding significant items	$419	$353
Less (add) significant items:
Labour restructuring	(4)	—
Management transition costs	—	(9)
Operating income as reported	$423	$362
Income, excluding significant items	$251	$211
Less (add) significant items, net of tax:
Labour restructuring	(3)	—
Management transition costs	—	(6)
Net income as reported	$254	$217

For the three months ended March 31	2014	2013
Diluted earnings per share, excluding significant items	$1.42	$1.21
Less (add) significant items:
Labour restructuring	(0.02)	—
Management transition costs	—	(0.03)
Diluted earnings per share as reported	$1.44	$1.24

Canadian Pacific • 2014 MD&A • Q1

For the three months ended March 31	2014	2013
Operating ratio, excluding significant items	72.2%	76.4%
Add (less) significant items:
Labour restructuring	(0.2)%	—
Management transition costs	—	(0.6)%
Operating ratio as reported	72.0%	75.8%

For the three months ended March 31 (in millions)	2014	2013
Adjusted EBIT for the twelve months ended March 31(1)	$1,896	$1,374
Less (add) significant items:
Labour restructuring	(11)	53
Asset impairments	435	265
Management transition costs	5	33
Advisory costs related to shareholder matters	—	13
EBIT for the twelve months ended March 31(1)	$1,467	$1,010
Add (less):
Other income and charges	14	27
Operating income for the twelve months ended March 31(1)	$1,481	$1,037
(1)	The amount is calculated on a rolling twelve months basis.

Free Cash

Free cash is calculated as cash provided by operating activities, less cash used in investing activities, excluding changes in restricted cash and cash equivalents and investment balances used to collateralize letters of credit, and dividends paid, adjusted for changes in cash and cash equivalents balances resulting from FX fluctuations. Free cash is discussed further in Section 12, Liquidity and Capital Resources. Cash provided by financing activities, excluding dividend payments, reflects financing activities cash flows not included in the computation of free cash. Cash flow before dividends is calculated as cash provided by operating activities less cash used in investing activities, excluding changes in restricted cash and cash equivalents and investment balances used to collateralize letters of credit.

Reconciliation of Free Cash (Reconciliation of free cash to GAAP cash position) For the three months ended March 31 (in millions)	2014	2013
Cash provided by operating activities	$287	$267
Cash used in investing activities	(217)	(212)
Change in restricted cash and cash equivalents used to collateralize letters of credit(1)	(2)	—
Dividends paid	(61)	(61)
Effect of foreign exchange fluctuations on U.S dollar-denominated cash and cash equivalents	8	(1)
Free cash	15	(7)
Cash (used in) provided by financing activities, excluding dividend payment	(214)	21
Change in restricted cash and cash equivalents used to collateralize letters of credit(1)	2	—
(Decrease) increase in cash and cash equivalents, as shown on the Interim Consolidated Statements of Cash Flows	(197)	14
Cash and cash equivalents at beginning of period	476	333
Cash and cash equivalents at end of period	$279	$347
(1)	Changes in Restricted cash and cash equivalents related to collateralized letters of credit are discussed further in Section 19, Business Risks.

Interest Coverage Ratio

Interest coverage ratio is used in assessing the Company’s debt servicing capabilities. This ratio provides an indicator of the Company’s debt servicing capabilities, and how these have changed, period over period and in

Canadian Pacific • 2014 MD&A • Q1

comparison to the Company’s peers. The ratio, measured as EBIT divided by Net interest expense is reported quarterly and is measured on a rolling twelve months basis. Interest coverage ratio is discussed further in Section 12, Liquidity and Capital Resources.

The interest coverage ratio, excluding significant items, also referred to as Adjusted interest coverage ratio, is calculated as Adjusted EBIT divided by Net interest expense. By excluding significant items which affect EBIT, Adjusted interest coverage ratio provides a metric that is more comparable on a period to period basis. Interest coverage ratio and Adjusted interest coverage ratio are discussed further in Section 12, Liquidity and Capital Resources.

Calculation of Interest Coverage Ratio (in millions)	2014	2013
EBIT for the twelve months ended March 31(1)	$1,467	$1,010
Adjusted EBIT for the twelve months ended March 31(1)	$1,896	$1,374
Net interest expense(1)	$278	$277
Interest coverage ratio(1)	5.3	3.6
Adjusted interest coverage ratio(1)	6.8	5.0
(1)	The amount is calculated on a rolling twelve months basis.

ROCE

ROCE is a measure of performance which measures how productively the Company uses its assets. ROCE is defined as EBIT divided by the average for the twelve months of total assets, less current liabilities excluding the current portion of long-term debt. ROCE, excluding significant items, also referred to as Adjusted ROCE is calculated as Adjusted EBIT divided by the average for the twelve months of total assets, less current liabilities excluding the current portion of long-term debt. By excluding significant items which affect EBIT, Adjusted ROCE provides a metric that is more comparable on a period to period basis. ROCE and Adjusted ROCE are discussed further in Section 14, Shareholder Returns.

Adjusted EBIT is calculated as operating income, excluding significant items less other income and charges and significant items that are reported in Other income and charges on the Company’s income statement.

Calculation of Adjusted ROCE (in millions)	2014	2013
EBIT for the twelve months ended March 31	$1,467	$1,010
Adjusted EBIT for the twelve months ended March 31	$1,896	$1,374
Average for the twelve months of total assets, less current liabilities excluding the current portion of long-term debt	$15,055	$13,558
ROCE	9.7%	7.4%
Adjusted ROCE(1)	12.6%	10.1%
(1)	Adjusted ROCE is defined as Adjusted EBIT divided by the average for twelve months of Total assets, less current liabilities, excluding current portion of long-term debt, as measured under GAAP.

Adjusted Debt to Adjusted EBITDA

Adjusted debt is defined as Long-term debt, Long-term debt maturing within one year and Short-term borrowing as reported on the Consolidated Balance Sheets adjusted for unfunded pension and other benefits liability, net of tax and the net present value of operating leases, which is discounted by the Company’s effective interest rate for each of the periods presented. Adjusted EBITDA is calculated as Adjusted EBIT plus Depreciation and amortization, adjusted for net periodic pension and other benefit cost and operating lease expense.

Canadian Pacific • 2014 MD&A • Q1

The following tables reconcile Adjusted debt to Long-term debt and Adjusted EBITDA to Adjusted EBIT for the years ended December 31, 2013, 2012, and 2011.

Reconciliation of Adjusted debt to Long-term debt (in millions)	2013	2012	2011
Adjusted debt as at December 31	$5,394	$6,247	$6,395
Less:
Net unfunded pension and other benefits liability, net of tax	—	(1,042)	(1,004)
Net present value of operating leases(1)	(518)	(515)	(619)
Long-term debt as at December 31	$4,876	$4,690	$4,772
(1)	Operating leases were discounted at the Company’s effective interest rate for each of the periods presented.

Reconciliation of Adjusted EBITDA to Adjusted EBIT (in millions)	2013	2012	2011
Adjusted EBITDA for the year ended December 31	$2,464	$1,957	$1,579
Less (Add):
Adjustment for net periodic pension and other benefit cost	82	63	27
Operating lease expense	(154)	(182)	(161)
Depreciation and amortization	(565)	(539)	(490)
Adjusted EBIT for the year ended December 31	$1,827	$1,299	$955

14. SHAREHOLDER RETURNS

Shareholders’ Equity

At March 31, 2014, the Company’s Interim Consolidated Balance Sheet reflected $7,263 million in equity, compared with $7,097 million at December 31, 2013. This increase was primarily due to:

•	Net income in excess of dividends;
•	an increase in Share capital as stock options were exercised; and
•	a reduction in Accumulated other comprehensive loss driven by changes in pension and post-retirement benefit plans.

This increase was partially offset by the Company’s share repurchase program.

Share Capital

At April 17, 2014, 175,116,714 common shares and no preferred shares were issued and outstanding. In addition, CP has a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CP shares. Each option granted can be exercised for one Common Share. At April 17, 2014, 3.4 million options were outstanding under the Company’s MSOIP and Directors’ Stock Option Plan, as well as stand-alone option agreements entered into with Mr. E. Hunter Harrison, Mr. Keith Creel and Mr. Bart W. Demosky. 2.4 million additional options may be issued in the future under the MSOIP and Directors’ Stock Option Plan.

Stock Price

The market value per CP common share, as listed on the Toronto Stock Exchange (“TSX”) was $165.65 at the end of the first quarter of 2014, an increase of $5.00 from $160.65 at the beginning of the quarter. The market value was $132.54 at the end of first quarter of 2013, an increase of $31.64 from $100.90 at the beginning of the quarter.

Return on Capital Employed

ROCE is a measure of performance which measures how productively the Company uses its assets. ROCE was 9.7% at March 31, 2014, compared with 7.4% in the same period of 2013. This increase was primarily due to an increase in EBIT. ROCE and Adjusted ROCE are discussed further in Section 13, Non-GAAP Measures.

Cash Returned to Shareholders

Dividends

On February 20, 2014, the Company’s Board of Directors declared a quarterly dividend of $0.3500 per share compared to $0.3500 per share in 2013, on the outstanding common shares. The dividend is payable on April 28, 2014 to holders of record at the close of business on March 28, 2014.

Canadian Pacific • 2014 MD&A • Q1

Share Repurchase Program

On March 11, 2014, the Company announced a new share repurchase program to implement a normal course issuer bid (“NCIB”) to purchase, for cancellation, up to 5.3 million common shares which represents 3% of the Company’s 175.7 million common shares outstanding as at March 4, 2014. The share repurchase program commenced on March 17, 2014 and is due to terminate no later than March 16, 2015.

CP believes that the purchase of its shares from time to time is an appropriate and advantageous use of the Company’s funds.

Purchases of the Company’s common shares may be made through the facilities of the TSX, the New York Stock Exchange (“NYSE”) and alternative trading platforms by means of open market transactions or by such other means as may be permitted by the TSX and under applicable securities laws, including by private agreement pursuant to issuer bid exemption orders issued by applicable securities regulatory authorities. The purchase price for any common shares under the share repurchase program will be the market price at the time of purchase or such other price as may be permitted by the TSX. Any private purchase made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price. The actual number of common shares repurchased under the NCIB and the timing of any such purchases will be determined by the Company and there cannot be any assurances as to how many common shares will ultimately be acquired under the NCIB. From March 17, 2014 to March 31, 2014, the Company repurchased 567,750 common shares for $87 million at an average price of $154.07 per share.

15. FINANCIAL INSTRUMENTS

Section 17, Financial Instruments of the 2013 annual MD&A includes a more detailed discussion of the Company’s fair value of Financial Instruments and financial risk management which have not materially changed from the Company’s MD&A for the year ended December 31, 2013, except as described below.

Carrying Value and Fair Value of Financial Instruments

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $5,715 million and a carrying value of $4,869 million at March 31, 2014. At December 31, 2013, long term debt had a fair value of $5,572 million and a carrying value of $4,876 million.

Foreign exchange management

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar denominated long-term debt and gains and losses on its net investment. The effective portion recognized in Other comprehensive income for the three months ended March 31, 2014 was an unrealized foreign exchange loss of $131 million, compared with $67 million for the three months ended March 31, 2013. There was no ineffectiveness during the three months ended March 31, 2014 and March 31, 2013.

Foreign exchange forward contracts

The Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.

At March 31, 2014, the Company had FX forward contracts to fix the exchange rate on US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019. At December 31, 2013, the Company had FX forward contracts to fix the exchange rate on US$100 million of principal outstanding on a capital lease due in January 2014, US$175 million of its 6.50% 2018 Notes, and US$100 million of its 7.25% Notes due in May 2019. These derivatives, which are accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these obligations mature.

During the three months ended March 31, 2014, the Company settled the FX forward contract related to the repayment of a capital lease due in January 2014 for proceeds of $8 million.

During the three months ended March 31, 2014, the combined realized and unrealized foreign exchange gain of $11 million was recorded in Other income and charges in relation to these derivatives, compared to an unrealized gain of $5 million in the same period of 2013. These gains recorded in Other income and charges were largely offset by the realized and unrealized losses on the underlying debt which the derivatives were designated to hedge.

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At March 31, 2014, the unrealized gain derived from these FX forwards was $27 million which was recorded in Other assets with the offset reflected as an unrealized gain of $4 million in Accumulated other comprehensive loss and as an unrealized gain of $23 million in Retained earnings. At December 31, 2013, the unrealized gain derived from these FX forwards was $25 million of which $6 million was included in Other current assets and $19 million in Other assets with the offset reflected as an unrealized gain of $5 million in Accumulated other comprehensive loss and as an unrealized gain of $20 million in Retained earnings.

16. OFF-BALANCE SHEET ARRANGEMENTS

Guarantees

At March 31, 2014, the Company had residual value guarantees on operating lease commitments of $161 million, compared to $156 million at March 31, 2013. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At March 31, 2014, these accruals amounted to $4 million compared to $7 million as at March  31, 2013.

17. CONTRACTUAL COMMITMENTS

The accompanying table indicates the Company’s known obligations and commitments to make future payments for contracts, such as debt and capital lease and commercial arrangements.

Payments due by period as at March 31, 2014 (in millions)	Total	2014	2015 & 2016	2017 & 2018	2019 & beyond
Contractual commitments
Long-term debt	$4,748	$38	$159	$738	$3,813
Capital lease	152	3	10	8	131
Operating lease(1)	685	98	194	125	268
Supplier purchase	1,446	164	281	257	744
Other long-term liabilities(2)	661	99	137	116	309
Total contractual commitments	$7,692	$402	$781	$1,244	$5,265

(1)	Residual value guarantees on certain leased equipment with a maximum exposure of $161 million, discussed further in Section 16, Off-Balance Sheet Arrangements, are not included in the minimum payments shown above; as management believes that CP will not be required to make payments under these residual guarantees.
(2)	Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits, long-term disability benefits, pension benefit payments for the Company’s non-registered supplemental pension plan, deferred income tax liabilities and certain other long-term liabilities. Projected payments for post-retirement benefits, workers’ compensation benefits and long-term disability benefits include the anticipated payments for years 2014 to 2023. Pension contributions for the Company’s registered pension plans are not included due to the volatility in calculating them. Pension payments are discussed further in Section 20, Critical Accounting Estimates. Deferred income tax liabilities may vary according to changes in tax rates, tax regulations and the operating results of the Company. As the cash impact in any particular year cannot be reasonably determined, all long-term deferred tax liabilities have been reflected in the “2019 & beyond” category in this table. Deferred income taxes are discussed further in Section 20, Critical Accounting Estimates.

18. FUTURE TRENDS AND COMMITMENTS

The information on future trends and commitments disclosed in the Company’s MD&A for the year ended December 31, 2013 remains substantially unchanged, except as updated as follows:

Subsequent Events

On April 16, 2014, Standard & Poor’s (“S&P)” Ratings Services raised CP’s long-term corporate credit rating on to “BBB” from “BBB-” and assigned a positive outlook to the rating. Concurrently, CP’s senior secured debt rating was raised to “A-” from “BBB+” and it’s senior unsecured debt rating was raised to “BBB” from “BBB-”. The “AA-” ratings on the Company’s 4% consolidated debenture stock was also affirmed. As disclosed in the Company’s 2013 Annual Information Form, credit ratings provide information relating to the Company’s financing costs, liquidity and operations and affect the Company’s ability to obtain short-term and long-term financing and/or the cost of such financing. Rating categories for the respective rating agencies are more fully discussed in the Company’s 2013 Annual Information Form.

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Certain Other Financial Commitments

Amount of commitment per period as at March 31, 2014 (in millions)	Total	2014	2015 & 2016	2017 & 2018	2019 & beyond
Commitments
Letters of credit	$396	$395	$1	$—	$—
Capital commitments	449	314	84	23	28
Total commitments	$845	$709	$85	$23	$28

In addition to the financial commitments mentioned previously in Section 16, Off-Balance Sheet Arrangements and Section 17, Contractual Commitments, the Company is party to certain other financial commitments set forth in the table above and discussed below.

Letters of Credit

Letters of credit are obtained mainly to provide security to third parties under the terms of various agreements, including workers’ compensation and supplemental pension. CP is liable for these contractual amounts in the case of non-performance under these agreements. Letters of credit are accommodated through the Company’s bi-lateral letter of credit facility.

Capital Commitments

The Company remains committed to maintaining the current high level of plant quality and renewing the franchise. As part of this commitment, CP has entered contracts with suppliers to make various capital purchases related to track programs. Payments for these commitments are due in 2014 through 2046. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.

19. BUSINESS RISKS

In the normal course of operations, CP is exposed to various business risks and uncertainties that can have an effect on the Company’s financial condition. Section 21, Business Risks of the 2013 annual MD&A includes a more detailed discussion around Business Risks, including Competition, Liquidity, Regulatory Authorities, Labour Relations, Climate Change, Financial Risks and General and Other Risks, which is herein incorporated by reference. There was no significant change to Business Risks, risk management strategies, the Company’s integrated Enterprise Risk Management framework during the three month period ended March 31, 2014 other than those discussed below.

Liquidity

Section 21, Business Risks of the 2013 annual MD&A includes a more detailed discussion around Liquidity, including Revolving Credit Facility and Bilateral Letter of Credit Facilities, which is herein incorporated by reference.

Revolving Credit Facility

At March 31, 2014, the facility was undrawn. The agreement requires the Company not to exceed a maximum debt to total capitalization ratio. At March 31, 2014, the Company satisfied this threshold stipulated in the financial covenant. In addition, should the Company’s senior unsecured debt not be rated at least investment grade by Moody’s and S&P, the Company’s credit agreement will also require it to maintain a minimum fixed charge coverage ratio.

Bilateral Letter of Credit Facilities

At March 31, 2014, under its bilateral facilities the Company had letters of credit drawn of $396 million from a total available amount of $585 million. Prior to these bilateral agreements letters of credit were drawn under the Company’s revolving credit facility. At March 31, 2014, Cash and cash equivalents of $409 million were pledged as collateral and recorded as Restricted cash and cash equivalents on the Interim Consolidated Balance Sheets. The Company can largely withdraw this collateral during any month.

Regulatory Authorities

The Company’s railway operations are subject to extensive federal laws, regulations and rules in both Canada and the United States which directly affect how operations and business activities are managed.

Operations are subject to economic and safety regulation in Canada primarily by the Canadian Transportation Agency (“the Agency”) and Transport Canada and the Canada Transportation Act (“CTA”) and the Railway Safety

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Act. The CTA provides shipper rate and service remedies, including Final Offer Arbitration, competitive line rates and compulsory inter-switching in Canada. The Agency regulates the maximum revenue entitlement for the movement of grain, commuter and passenger access, charges for ancillary services and noise-related disputes. Transport Canada regulates safety-related aspects of railway operations in Canada.

The Company’s U.S. operations are subject to economic and safety regulation by the Surface Transportation Board (“STB”) and Federal Railroad Administration (“FRA”). The STB is an economic regulatory body with jurisdiction over railroad rate and service issues and reviewing proposed railroad mergers. The FRA regulates safety-related aspects of CP’s railway operations in the U.S. under the Federal Railroad Safety Act, as well as rail portions of other safety statutes. State and local regulatory agencies may also exercise limited jurisdiction over certain safety and operational matters of local significance.

Various other regulators directly and indirectly affect the Company’s operations in areas such as health, safety, security and environmental and other matters. To mitigate statutory and regulatory impacts, CP is actively and extensively engaged throughout the different levels of government and regulators, both directly and indirectly through industry associations, including the Association of American Railroads and the Railway Association of Canada. No assurance can be given to the content, timing or effect on CP of any anticipated legislation or further legislative action.

Regulatory Change

On March 26, 2014, the Canadian government introduced Bill C-30, “Fair Rail Act for Farmers”. This legislation requires the Company and Canadian National Railway to move a minimum amount of grain specified in the legislation or as specified by the federal cabinet. In addition, it expands the terms and conditions associated with the inter-switching provisions of the CTA in the provinces of Alberta, Saskatchewan and Manitoba. Bill C-30 also amends the Canada Grain Act to permit the regulation of contracts relating to grain and the arbitration of disputes respecting the provisions of those contracts. Bill C-30 received a second reading on March 28, 2014. It is too soon to determine what impact the changes proposed in Bill C-30 will have on the Company’s financial condition and operations.

After the tragic accident in Lac-Megantic, Quebec in July of 2013 following a significant derailment involving a non-related short-line railroad, the Government of Canada implemented several measures pursuant to the Rail Safety Act and the Transportation of Dangerous Goods Act. These modifications implemented changes with respect to rules associated with securing unattended trains, the classification of crude oil being imported, handled, offered for transport or transported and the provision of information to municipalities through which dangerous goods are transported by rail. These changes do not have a material impact on CP’s operating practices.

On November 19, 2013, the CTA initiated consultation on the current approach to determining the adequacy of railway third party liability coverage and solicited input on possible improvements to the current regulatory framework.

There is ongoing discussion with Canadian and American regulators concerning amendments to the regulation for the transportation of hazardous commodities including the tank cars used for the transportation of crude oil. The freight rail industry petitioned the U.S. Pipeline and Hazardous Materials Safety Administration in 2011 to adopt the industry’s new tank car standards. In November 2013, the industry renewed its request to the U.S. Pipeline and Hazardous Materials Safety Administration and also urged that existing cars used for crude oil and ethanol be retrofitted to the higher standard or phased out of flammable service. CP does not own any tank cars used for commercial transportation of hazardous commodities.

Bill C-52 was enacted by the Canadian government on June 26, 2013. This legislation provides shippers with the right to an agreement concerning the manner in which a railway company must provide service to the shipper. If a service agreement cannot be reached through commercial negotiations, arbitration is available to the shipper to establish the terms of service. It is too soon to determine if this legislation will have a material impact on the Company.

Congress did not reauthorize the Railway Safety Improvement Act and the Passenger Rail Investment and Improvement Act which expired at the end of September of 2013. It is uncertain whether legislation will be enacted in 2014.

The STB serves as both an adjudicatory and regulatory body. Matters pending before the STB include proposed rules to address its rate case processes and a petition by the National Industrial Transportation League for new reciprocal switching rules. No assurance can be given that any future regulatory or legislative initiatives by the STB will not materially adversely affect the Company’s operations or its competitive or financial position.

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Positive Train Control

In the U.S., the Rail Safety Improvement Act requires Class I railroads to implement, by December 31, 2015, interoperable PTC on main track in the U.S. that has passenger rail traffic or toxic inhalant hazard commodity traffic. The legislation defines PTC as a system designed to prevent train-to-train collisions, over-speed derailments, incursions into established work zone limits, and the movement of a train through a switch left in the wrong position. The FRA has issued rules and regulations for the implementation of PTC, and CP filed its PTC Implementation Plans in April 2010, which outlined the Company’s solution for interoperability as well as its consideration of relative risk in the deployment plan. The Company is participating in industry and government working groups to evaluate the scope of effort that will be required to comply with these regulatory requirements, and to further the development of an industry standard interoperable solution that can be supplied in time to complete deployment. At this time CP estimates the cost to implement PTC as required for railway operations in the U.S. to be up to US$328 million. As at March 31, 2014, total expenditures related to PTC were approximately $159 million, including approximately $13 million for the first three months of 2014, discussed further in Section 12, Liquidity and Capital Resources.

Labour Relations

At March 31, 2014, approximately 77% of CP’s workforce was unionized and approximately 75% of its workforce was located in Canada. Unionized employees are represented by a total of 39 bargaining units. Agreements are in place with all seven bargaining units that represent employees in Canada and all 32 bargaining units that represent employees in the Company’s U.S. operations.

All of the Canadian bargaining agreements are in place through at least December 31, 2014. Agreements with unions representing Canadian running trades employees, Canadian rail traffic controllers, and Canadian car and locomotive repair employees expire at the end of 2014. Agreements with the other four Canadian bargaining units expire at the end of 2017. All of the U.S. collective bargaining agreements are in place until the end of 2014, with the exception of two agreements on the DM&E which became amendable at the end of 2013.

Climate Change

In both Canada and the U.S., the federal governments have not designated railway transportation as a large final emitter with respect to greenhouse gas (“GHG”) emissions. The railway transportation industry is currently not regulated with respect to GHG emissions, and does not operate under a regulated cap of GHG emissions. Growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S. However, the timing and specific nature of those changes are difficult to predict. Specific instruments such as carbon taxes, and technical and fuel standards have the ability to significantly affect the Company’s capital and operating costs. Restrictions, caps and/or taxes on the emissions of GHG could also affect the markets for, or the volume of, the goods the Company transports.

The fuel efficiency of railways creates a significant advantage over trucking, which currently handles a majority of the market share of ground transportation. Although trains are already three times more fuel efficient than trucks on a per ton-mile basis, the Company continues to adopt new technologies to minimize fuel consumption and GHG emissions.

Potential physical risks associated with climate change include damage to railway infrastructure due to extreme weather effects, (e.g. increased flooding, winter storms). Improvements to infrastructure design and planning are used to mitigate the potential risks posed by weather events. The Company maintains flood plans, winter operating plans, an avalanche risk management program and geotechnical monitoring of slope stability.

Financial Risks

Section 21, Business Risks of the 2013 Annual MD&A includes a more detailed discussion around Fuel Cost Volatility and Interest Rate Risk, which is herein incorporated by reference.

Foreign Exchange Risk

Although CP conducts business primarily in Canada, a significant portion of its revenues, expenses, assets and liabilities including debt are denominated in U.S. dollars. The value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation, economic performance, and Canadian, U.S. and international monetary policies. Consequently, the Company’s results are affected by fluctuations in the exchange rate between these currencies. On an annualized basis, on average, a $0.01 weakening (or strengthening) of the Canadian dollar increases (or reduces) EPS by approximately $0.05 per share. A $0.01 weakening (or strengthening) of the Canadian dollar positively (or negatively) impacts Freight revenues by approximately $35 million and negatively (or positively) impacts Operating expenses by approximately $20 million. To manage this exposure to fluctuations in exchange rates between Canadian and U.S. dollars, CP may sell or purchase U.S. dollar forwards at fixed rates in future periods. In addition, changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the

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world marketplace and may in turn positively or negatively affect revenues. Foreign exchange management is discussed further in Section 15, Financial Instruments.

General and Other Risks

Section 21, Business Risks of the 2013 annual MD&A includes a more detailed discussion around other General and Other Risks, including Supply Chain Disruption, Reliance on Technology and Technological Improvements, Qualified Personnel, Severe Weather, Supplier Concentration and General Risks, which is herein incorporated by reference.

Transportation of Dangerous Goods and Hazardous Materials

Railways, including CP, are legally required to transport dangerous goods and hazardous materials as part of their common carrier obligations regardless of risk or potential exposure of loss. A train accident involving hazardous materials, including toxic inhalation hazard commodities such as chlorine and anhydrous ammonia could result in catastrophic losses from personal injury and property damage, which could have a material adverse effect on CP’s operations, financial condition and liquidity.

Legal Proceedings Related to Lac-Megantic Rail Accident

On July 6, 2013, a train carrying crude oil operated by Montreal Maine and Atlantic Railway (“MM&A”) derailed and exploded in Lac-Megantic, Quebec on a section of railway line owned by MM&A. The day before CP had interchanged the train to MM&A, but after the interchange MM&A exercised exclusive control over the train.

Following this incident, the Minister of Sustainable Development, Environment, Wildlife and Parks of Quebec issued an order directing named parties to recover the contaminants and to clean up and decontaminate the derailment site. CP was later added as a named party in the administrative action on August 14, 2013.

A class action lawsuit has also been filed in the Superior Court of Quebec on behalf of a class of persons and entities residing in, owning or leasing property in, operating a business in or physically present in Lac-Megantic. The lawsuit seeks damages caused by the derailment including for wrongful deaths, personal injuries, and property damages. CP was added as a defendant on August 16, 2013. In the wake of the derailment and ensuing litigation, MM&A filed for bankruptcy in Canada and the United States.

At this early stage in the legal proceedings, any potential liability and the quantum of potential loss cannot be determined. Nevertheless, CP denies liability for MM&A’s derailment and will vigorously defend itself in both proceedings or any proceeding that may be commenced in the future.

20. CRITICAL ACCOUNTING ESTIMATES

To prepare consolidated financial statements that conform with GAAP, CP is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. Section 22, Critical Accounting Estimates of the 2013 annual MD&A includes a more detailed discussion related to Environmental Liabilities, Pensions and Other Benefits, Property, Plant and Equipment, Deferred Income Taxes, Legal and Personal Injury Liabilities and Goodwill, which is herein incorporated by reference.

Using the most current information available, the Company reviews estimates on an ongoing basis. There was no significant change to the Company’s accounting policies, critical accounting estimates, development, selection, disclosure and the process of review by the Board of Directors’ Audit Committee of these estimates during the three month period ended March 31, 2014 other than those discussed below:

Pensions and Other Benefits

Pension Liabilities and Pension Assets

The Company included pension benefit liabilities of $221 million in Pension and other benefit liabilities and $9 million in Accounts payable and accrued liabilities on the Company’s March 31, 2014 Interim Consolidated Balance Sheet. CP also included post-retirement benefits liabilities of $351 million in Pension and other benefit liabilities and $21 million in Accounts payable and accrued liabilities on the Company’s March 31, 2014 Interim Consolidated Balance Sheet.

The Company included pension benefit assets of $1,092 million in Pension asset on the March 31, 2014 Interim Consolidated Balance Sheet.

Pension Plan Contributions

The Company made contributions of $19 million to the defined benefit pension plans in the first quarter of 2014, compared with $30 million in the same period of 2013. The Company estimates the aggregate pension contributions to be in the range of $90 million to $110 million per year from 2014 to 2016.

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Future pension contributions will be highly dependent on the Company’s actual experience with such variables as investment returns, interest rate fluctuations and demographic changes, on the rate at which previous years’ voluntary prepayments are applied against pension contribution requirements, and on any changes in the regulatory environment. CP will continue to make contributions to the pension plans that, at a minimum, meet pension legislative requirements.

Legal and Personal Injury Liabilities

Legal Liabilities

Provisions for incidents, claims and litigation charged to income, which are included in Purchased services and other expense, amounted to $8 million in the first quarter of 2014 compared with $12 million for the same period of 2013.

21. SYSTEMS, PROCEDURES AND CONTROLS

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934 (as amended)) to ensure that material information relating to the Company is made known to them. The Chief Executive Officer and Chief Financial Officer have a process to evaluate these disclosure controls and are satisfied that they are effective for ensuring that such material information is made known to them.

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22. GLOSSARY OF TERMS

AAR: Association of American Railroads, representing North America’s freight railroads and Amtrak.

Agency: The Canadian Transportation Agency, a regulatory agency under the Canada Transportation Act (“CTA”). The Agency regulates the grain revenue cap, commuter and passenger access, Final Offer Arbitration, and charges for ancillary services and railway noise.

Average terminal dwell: The average time a freight car resides within terminal boundaries expressed in hours. The timing starts with a train arriving in the terminal, a customer releasing the car to the Company, or a car arriving that is to be transferred to another railway. The timing ends when the train leaves, a customer receives the car from CP or the freight car is transferred to another railway. Freight cars are excluded if they are being stored at the terminal or used in track repairs.

Average train length – excluding local traffic: The average train length is the sum of each car and locomotive’s equipment length multiplied by the distance travelled, divided by train miles. Local trains are excluded from this measure.

Average train speed: The average speed measures the line-haul movement from origin to destination including terminal dwell hours calculated by dividing the total train miles traveled by the total hours operated. This calculation does not include the travel time or the distance traveled by: i) trains used in or around CP’s yards; ii) passenger trains; and iii) trains used for repairing track.

Average train weight – excluding local traffic: The average gross weight of CP trains, both loaded and empty. This excludes trains in short haul service, work trains used to move CP’s track equipment and materials and the haulage of other railways’ trains on CP’s network.

Car miles per car day: The total car-miles for a period divided by the total number of active cars. Total car-miles include the distance travelled by every car on a revenue-producing train and a train used in or around the Company’s yards. A car-day is assumed to equal one active car-day. An active car is a revenue-producing car that is generating costs to CP on an hourly or mileage basis. Excluded from this count are i) cars that are not on the track or are being stored; ii) cars that are in need of repair; iii) cars that are used to carry materials for track repair; iv) cars owned by customers that are on the customer’s tracks; and v) cars that are idle and waiting to be reclaimed by CP.

Carloads: Revenue-generating shipments of containers, trailers and freight cars.

Casualty expenses: Includes costs associated with personal injuries, freight and property damages, and environmental mishaps.

Class I railroads: a railroad earning a minimum of US$433.2 million in revenues annually as defined by the Surface Transportation Board in the United States.

CP, the Company: CPRL, CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries.

CPRL: Canadian Pacific Railway Limited.

D&H: Delaware and Hudson Railway Company, Inc., a wholly owned indirect U.S. subsidiary of CPRL.

DM&E: Dakota, Minnesota & Eastern Railroad Corporation, a wholly owned indirect U.S. Subsidiary of CPRL.

Employee: An individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors and consultants.

FRA: U.S. Federal Railroad Administration, a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support of rail transportation activities.

FRA personal injury rate per 200,000 employee-hours: The number of personal injuries multiplied by 200,000 and divided by total employee hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. FRA Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

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FRA train accidents rate: The number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$10,500 or CDN$11,000 in damage.

Freight revenue per carload: The amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.

Freight revenue per RTM: The amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

FX or Foreign Exchange: The value of the Canadian dollar relative to the U.S. dollar (exclusive of any impact on market demand).

GAAP: Accounting principles generally accepted in the United States of America.

GTMs or gross ton-miles: The movement of total train weight over a distance of one mile. Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives. An increase in GTMs indicates additional workload.

Locomotive productivity: The daily average GTMs divided by the active road horsepower. Active road horsepower excludes locomotives in yard and short haul service, in repair status, in storage and in use on other railways.

Operating income: Calculated as total revenues less total operating expenses and is a common measure of profitability used by management.

Operating ratio: The ratio of total operating expenses to total revenues. A lower percentage normally indicates higher efficiency.

RTMs or revenue ton-miles: The movement of one revenue-producing ton of freight over a distance of one mile.

Soo Line: Soo Line Railroad Company, a wholly owned indirect U.S. subsidiary of CPRL.

STB: U.S. Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.

U.S. gallons of locomotive fuel consumed per 1,000 GTMs: The total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to the Company’s locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently CP is using fuel.

Workforce: The total employees plus part time employees, contractors and consultants.

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CANADIAN PACIFIC RAILWAY LIMITED (“CPRL”)

Supplemental Financial Information (unaudited)

Exhibit to March 31, 2014 Consolidated Financial Statements

CONSOLIDATED EARNINGS COVERAGE RATIO – MEDIUM TERM NOTES AND DEBT SECURITIES

The following ratio, based on the March 31, 2014 consolidated financial statements, is provided in connection with the continuous offering of medium term notes and debt securities by Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, and is for the twelve month period then ended.

Twelve Months Ended March 31, 2014
Earnings Coverage on long-term debt(1) (2)	5.0x

Notes:

(1) Earnings coverage is equal to income before interest expense and income tax expense, divided by interest expense on all long-term debt plus the amount of interest that has been capitalized during the period.

(2) The earnings coverage ratio has been calculated excluding carrying charges for the $95 million in long-term debt maturing within one year reflected as current liabilities in CPRL’s consolidated balance sheet as at March 31, 2014. If such long-term debt maturing within one year had been classified in its entirety as long-term debt for purposes of calculating the earnings coverage ratio, the entire amount of the annual carrying charges for such long-term debt maturing within one year would have been reflected in the calculation of CPRL’s earnings coverage ratio. For the twelve-month period ended March 31, 2014, earnings coverage on long-term debt would have been 4.9x.